SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GENIE ENERGY LTD.
(Name of Subject Company (Issuer))

GENIE ENERGY LTD.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class B Common Stock, $0.01 par value
 (Title of Class of Securities)

Class B Common Stock - 372284208
 (CUSIP Number of Class of Securities)

Claude Pupkin
Chief Executive Officer
Genie Energy Ltd.
550 Broad Street
Newark, New Jersey
 (973) 438-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Dov T. Schwell, Esq. c/o Schwell Wimpfheimer & Associates LLP 1430 Broadway, Suite 1615 New York, NY 10018 (646) 328-0795
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On November 19, 2012, Genie Energy Ltd., a Delaware corporation (“Genie”) issued a press release announcing its intention to commence an offer to exchange up to 7,145,409 of its outstanding shares of its Class B Common Stock, par value $0.01 per share, on a one for one basis, for shares of its Series 2012-A Preferred Stock, par value $0.01 per share. The press release, which is attached as an exhibit to the Schedule TO, does not constitute an offer to any stockholders.

 The tender offer has not commenced.  Neither the press release, nor this filing on Schedule TO constitutes an offer to any stockholder.  Genie will file an Exchange Offer Statement on Schedule TO with the SEC upon the commencement of the exchange offer.   Genie stockholders should read the exchange offer documents when they become available because they will contain important information.  Stockholders will be able to get the tender offer documents without charge from the website of the Securities and Exchange Commission at www.sec.gov after these documents are filed.

Stockholders will also be able obtain the exchange offer documents from Genie without charge by directing a request to Genie Energy Ltd. , 550 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President–Investor Relations and External Affairs, Telephone: (973) 438-3838.

Item 12. Exhibits.

Exhibit
Number	Description

99.1	Press Release of Genie Energy Ltd., dated November 19, 2012.